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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                         ------------------------------

                              HERCULES INCORPORATED
                                (Name of Issuer)

COMMON STOCK, $25/48 STATED VALUE PER SHARE                      427056106
       (Title of class of securities)                          (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                  APRIL 10, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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NY2:\1033759\01\M5NJ01!.DOC\54104.0018

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 2 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                 0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                       10,719,200
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                             0

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  10,719,200


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.91%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------



-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 3 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                         10,719,200
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                    10,719,200

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.91%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------



-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 427056106                                             13D                                            Page 4 of 7 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES
                          -------------------     -------------------------------------------------------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                       10,719,200
       OWNED BY

         EACH             -------------------     -------------------------------------------------------------------------------
      REPORTING                   9               SOLE DISPOSITIVE POWER:                                             0

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                  10,719,200


----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           10,719,200
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                         [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.91%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    -------------------------------------------------------------------------------------------------------


                     This Amendment No. 10 ("Amendment No. 10") amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, and Amendment No. 9 filed on April 4, 2001, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments"), and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the
Schedule 13D, as previously amended.

ITEM 4.              PURPOSE OF TRANSACTION

                     On April 10, 2001, Samuel J. Heyman, Chairman of the Board of ISP, sent the following letter to Mr. Thomas Gossage, Chairman, CEO and President of the Company:

Mr. Thomas Gossage
Chairman, CEO and President
Hercules Incorporated
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001

Dear Tom:

                     I must tell you that we are becoming increasingly concerned as to Hercules' direction.

                     First, there is the Board's most recent statement, in its third revised preliminary proxy, that it may "reverse its course" concerning the sale of the Company (April 4, 2001), together with your statement, "In the event that we are unable to conclude the sale or merger of Hercules in a reasonable timeframe...we will discontinue the process" (March 27, 2001).

                     We seriously question whether the Board has in fact made any real progress toward a sale of the Company. And yet, except for these two statements in recent days, which appear, in our view, to be a belated attempt to lower stockholder expectations, the Company has orchestrated for some time now a drumbeat of optimistic prognostications about the sale process with little apparent concrete evidence to substantiate them: "I am confident that moving forward on this path provides the maximum value...for our shareholders" (November 28, 2000); "By [the] end of February or early March we would hope to have something to report" (February 8, 2001); "We are moving through critical stages of discussions with third parties who are interested in either parts or all our businesses" (March 27, 2001); and "the Company has contacted many potential purchasers of the Company or certain of its businesses, and has entered into confidentiality agreements with, and supplied information to, a large number of potential transaction partners, several of whom participated in management presentations as part of their ongoing financial and legal due diligence of the Company or its businesses" (April 4, 2001).

                     Given stockholder concerns about the Hercules Board in the first place and the fact that we are in the middle of an ongoing proxy contest, we remain skeptical of the Board's repeated professed commitment to "maximizing value" which, coming at this juncture, sounds more like an empty political campaign promise.

                     In view of this uncertainty, the fact that your process has been going on for some months now, and the turmoil it must be inevitably creating not only for your stockholders, but so also for your employees and the Company's businesses, don't you think it is time that the Hercules Board promptly issue a report clarifying the status of this matter and the prospects of the process being brought to a swift conclusion?

                     Second, as a Hercules stockholder with a $150 million investment in the Company, we are alarmed by what we perceive to be the Board's tunnel vision as demonstrated over the last six months - which, if we take its statements at face value, has resulted in its virtually exclusive focus on the sale of the Company without consideration for alternative scenarios. While this is all well and good, to be sure, if you can be certain that you will be successful in selling the Company, what appropriate measures has the Board put into place should it fail?

                     For example, I was surprised when we met last November and, during the course of the conversation, you indicated that you did not have the time, because of your focus on the sale of the Company, to concern yourself with the tens of millions of cost savings that could be achieved. Why is it asking too much that Hercules focus on both? First, the cost savings could materially increase the value of the Company in a sale. And second, if the Hercules Board is unable to sell the Company, this potential saving could have materially improved Hercules' 2001 earnings.

                     Moreover, what has the Hercules Board done to address the strategic issues with which the Company will be faced should it continue as a going enterprise, low employee morale, a whole host of operational issues, and the selection of a permanent CEO? Tom, I know that you yourself had a positive record of accomplishment in the early 1990's, and you must be fully aware I'm sure that Hercules requires a full-time, hands-on, permanent CEO and that you simply cannot do justice to the job of leading a Company of the complexity and size of Hercules, with 11,000 employees and more than $3 billion of sales, given your current situation as a temporary CEO.

                     Tom, we want very much to be constructive here, and if you wish to discuss our ideas for the Company, I am at your disposal.

                                               Sincerely,

                                               /s/  Samuel J. Heyman


             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated: April 11, 2001

                                     ISP OPCO HOLDINGS INC.
                                     ISP INVESTMENTS INC.
                                     INTERNATIONAL SPECIALTY PRODUCTS INC.

                                     By: /s/ Susan B. Yoss
                                         --------------------------------------
                                         Susan B. Yoss
                                         Executive Vice President and Treasurer


















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